FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	May	……………………………………………… ,	2019

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	May 9, 2019	By....../s/..........Sachiho Tanino .............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Division Finance & Accounting Headquarters Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Canon Inc. to Acquire Own Shares

May 9, 2019

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 Tokyo (First Section) and other Stock Exchanges

Inquiries: Sachiho Tanino General Manager Consolidated Accounting Div. Finance & Accounting Headquarters +81-3-3758-2111

Canon Inc. to Acquire Own Shares

(Under the provisions of its Articles of Incorporation

pursuant to paragraph 2, Article 165 of the Corporation Law of Japan)

At the Board of Directors meeting held on May 9, 2019, Canon Inc. (the “Company”) resolved to acquire its own shares under Article 156, as applied pursuant to paragraph 3, Article 165, of the Corporation Law, as follows.

1.	Reason for acquisition of own shares

The Company decided to acquire its own shares with the aim of improving capital efficiency and ensuring a flexible capital strategy that provides for such future transactions as share exchanges.

2.	Details of acquisition

1) Type of shares to be acquired:	Shares of common stock
2) Total number of shares to be acquired:	Up to 17.5 million shares (Equivalent to 1.6% of outstanding shares (Excluding treasury stock))
3) Total cost of acquisition:	Up to 50 billion yen
4) Period of acquisition:	From May 10, 2019 to July 31, 2019

(Reference) Possession of treasury stock as of May 8, 2019

Number of outstanding shares (Excluding treasury stock)	1,079,753,116 shares
Number of treasury stock	254,010,348 shares